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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02-01-2016 (MM/DD/YY) AND ENDING 01-31-2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ausdal Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5187 Utica Ridge Road
(No. and Street)

Davenport (City) Iowa (State) 52807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B. Ausdal, Jr. 563-326-2064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Huckfeldt & Smith, PLC
(Name – *if individual, state last, first, middle name*)

2435 Kimberly Road #290N (Address) Bettendorf (City) Iowa (State) 52722 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aKB

OATH OR AFFIRMATION

I, Robert B. Ausdal, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ausdal Financial Partners, Inc., as of January 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title


CONNIE HOECK
Commission Number 742253
My Commission Expires
August 14, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUSDAL FINANCIAL PARTNERS, INC.

FINANCIAL STATEMENTS

January 31, 2017

AUSDAL FINANCIAL PARTNERS, INC.

FINANCIAL STATEMENTS

January 31, 2017

AUSDAL FINANCIAL PARTNERS, INC.
Financial Statements
January 31, 2017
Table of Contents

Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA

HUCKFELDT & SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ausdal Financial Partners, Inc.
Davenport, Iowa

We have audited the accompanying financial statements of Ausdal Financial Partners, Inc., which comprise the statement of financial position as of January 31, 2017 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting standards generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards established by the Public Companies Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement, whether due to fraud or error. In making those assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Alpine Office Centre • 2435 Kimberly Road, Suite 290N • Bettendorf, IA 52722 • (563) 355-5330 FAX (563) 355-5272
Members: Iowa Society of CPAs • American Institute of CPAs • Private Company Practice Section of the AICPA

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ausdal Financial Partners, Inc. as of January 31, 2017 and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Huckfeldt & Smith, PLC

Huckfeldt & Smith, P.L.C.
March 28, 2017

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Financial Condition
January 31, 2017

ASSETS

Cash	$	2,221,675
Receivables:		
Employee/Independent Contractors		32,641
Commissions and Fees		634,279
Income Tax Refunds Receivable		5,028
Other Account Receivable		156,089
Notes Receivable		200,000
Prepaid Expenses		61,639
Securities Owned:		
Marketable at Market Value		9,858
Not Readily Marketable at Estimated Fair Value		182,785
Leasehold Improvements, Furniture and Equipment		
Net of Accumulated Depreciation of $193,331		30,565
Security Deposit		5,000
Deposits with Clearing Organization		25,000
Total Assets	$	3,564,559

LIABILITIES and STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses	$	253,673
Commissions Payable		839,401
Deferred Revenue		939,381
Deferred Income Tax Liability		22,345
Total Liabilities		2,054,800
STOCKHOLDERS' EQUITY:		1,215,399
Capital Stock, Common, Par Value $1 Per Share; 100,000 Shares Authorized; 21,727 Shares Issued; 21,667 Shares Outstanding		21,727
Additional Paid in Capital		163,792
Retained Earnings		1,345,099
Subtotal		1,530,618
Less: Treasury Stock (60 shares at cost)		(20,859)
Total Stockholders' Equity		1,509,759
Total Liabilities and Stockholders' Equity	$	3,564,559

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Income
For the Year Ended January 31, 2017

Revenue:	
Commissions	$ 22,169,333
Net Unrealized Loss on Investments	(1,400)
Interest	18,042
Investment Advisory and Other Fees	8,798,633
Total Revenue	30,984,608
Expenses:	
Salaries and Commissions	29,220,209
Employee Benefits	209,352
Payroll taxes	191,765
Payroll Processing	11,358
Temp Services	24,861
Office and Equipment Leases	424,368
Utilities and Telephone	71,772
Repairs and Maintenance	31,378
Depreciation	20,090
Office Supplies	53,426
Postage and Delivery	42,675
Insurance	55,036
E-mail Hosting and Archiving	63,292
Exchange and Clearance Fees	146,022
Advisory Expense	105,923
Software Expense	31,220
Regulatory Fees	51,261
Licenses and Permits	9,246
Professional Fees	237,771
Arbitration Award Expense	186,120
Advertising and Recruiting	58,851
Auto, Travel, and Entertainment	51,310
Dues and Subscriptions	29,955
Website Hosting	8,045
Errors and Omissions	7,018
Bank Charges	4,290
Miscellaneous	3,626
Client Expense	2,888
Bad Debt Expense	2,632
Penalties	1,396
Charitable Contributions	1,100
Total Operating Expenses	31,358,256
Other Income	
Prior Year Tax Refund	17,786
Arbitration/Legal Settlement	375,000
Total Other Income	392,786
Net Income Before Income Tax Expense	19,138
Income Tax Expense	4,504
Net Income	$ 14,634

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2017

	Capital Stock Issued	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at February 1, 2016	$ 21,727	$ (20,859)	$ 163,792	$ 1,361,666	$ 1,526,326
Net Income-Year Ended January 31, 2017	0	0	0	14,634	14,634
Dividends Paid	0	0	0	(31,201)	(31,201)
Balances at January 31, 2017	$ 21,727	$ (20,859)	$ 163,792	$ 1,345,099	$ 1,509,759

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Cash Flows
For the Year Ended January 31, 2017

Cash Flows From Operating Activities:	
Net Income	$ 14,634
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	20,090
Net Unrealized Loss on Securities Owned	1,400
Decrease in Receivables - Employee/Independent Contractor	118,382
Decrease in Receivables - Commissions	152,946
Increase in Other Receivables	(156,089)
Decrease in Allowance for Doubtful Accounts	(2,770)
Decrease in Income Tax Refunds Receivable	9,486
Increase in Prepaid Expenses	(12,705)
Decrease in Escrow Deposits	859,410
Decrease in Accounts Payable and Accrued Expenses	(1,444,074)
Decrease in Commissions Payable	(27,015)
Increase in Deferred Revenue	156,307
Net Cash Used by Operating Activities	(309,998)
Cash Flows From Investing Activities:	
Purchase of Equipment	(4,385)
Net Cash Used by Investing Activities	(4,385)
Cash Flows From Financing Activities:	
Dividends Paid	(31,201)
Net Cash Used by Financing Activities	(31,201)
Net Change in Cash	(345,584)
Beginning Cash	2,567,259
Ending Cash	$ 2,221,675
Supplemental Disclosure of Cash Flow Information	
Cash Paid During The Year for:	
Income Taxes	$ 2,392

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company operates as a broker-dealer in securities. It is a registered investment advisory firm with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

For transactions in mutual fund shares, limited partnership interests, and variable products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not hold customer funds or securities or perform custodial services for customers. It effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and Cash Equivalents

For the purposes of reporting of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

Fair Value Measurements

The Fair Value Measurement and Disclosure Topic of the FASB Accounting Standards Codification defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. The framework emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Fair value measurements are disclosed by level within that hierarchy.

Securities

Investments in marketable securities with readily determinable fair market values and all investments in debt securities are reported at their fair values in the financial statements. Unrealized gains and losses are included in the financial statements. All investment transactions are accounted for as of the trade date.

Leasehold Improvements, Furniture and Equipment

All leasehold improvements, furniture, and equipment are carried at cost with depreciation computed using straight line method over the estimated useful lives of the assets.

Investment Advisory Fees

Investment advisory fees are recognized as earned.

Commissions

Commissions, and related clearing expenses, for publicly traded securities, are recorded on a trade - date basis as securities transactions occur. Commissions

AUSDAL FINANCIAL PARTNERS, INC.
Notes to Financial Statements
January 31, 2017

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Commissions (Cont'd)

receivable and payable on private placement transactions are recognized when all documents have been completed, and funds received from the client.

Concentration of Credit Risks

The Company maintains cash deposits in one bank. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At January 31, 2017, the Company's uninsured balance totaled $2,062,307. This bank has a strong credit rating and management believes that the credit risk related to these deposits is minimal.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided equal to the estimated uncollectible portion of employee and independent contractor receivables. This estimate is based on historical collection experience and a review of the current status of those receivables.

Note 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

As of January 31, 2017, there was no "special reserve bank account segregated for the exclusive benefit of customers". In accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, no amount was required to be on deposit in a special account.

Note 3 - SECURITIES OWNED

Securities owned are presented in the financial statements at fair market or estimated fair market values, and realized and unrealized gains and losses are included in the statement of income.

Note 3 - SECURITIES OWNED (Cont'd)

The Company's securities owned at January 31, 2017 are summarized as follows:

Equity Securities	$	188,595
Money Market Funds		4,048
	$	192,643

The securities of the Company are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances and the amounts reported in the financial statements.

Note 4 - FAIR VALUE MEASUREMENTS

As discussed in Note 1, the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The framework defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the fair value hierarchy for valuation gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy set forth in the Topic is as follows:

Note 4 - FAIR VALUE MEASUREMENTS (Cont'd)

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A description of the valuation methodologies used for significant assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below:

Investments – Where quoted prices are available in an active market securities are classified within level 1 of the valuation hierarchy. Level 1 securities would include publicly traded stocks, government and agency bonds and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include emerging-market government bonds, some mortgage and asset backed securities and infrequently traded corporate and municipal bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy.

Significant assets and liabilities recorded at fair value on a recurring basis

The following table summarizes significant assets measured at fair value on a recurring basis as of January 31, 2017 segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

AUSDAL FINANCIAL PARTNERS, INC.
Notes to Financial Statements
January 31, 2017

Note 4 - FAIR VALUE MEASUREMENTS (Cont'd)

Significant assets and liabilities recorded at fair value on a recurring basis (Cont'd)

	Fair Value Measurements as of January 31, 2017 Using			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments:				
Money market funds and commercial paper	$ 4,048	$ 4,048	$ 0	$ 0
Stocks:				
Equity funds	188,595	5,810	0	182,785
	$ 192,643	$ 9,858	$ 0	$ 182,785

Note 5 - PROPERTY AND EQUIPMENT

At January 31, 2017, the major classes of depreciable assets and their related accumulated depreciation consisted of the following:

Furnitures and Fixtures	$ 79,580
Computers and Other Equipment	144,316
	223,896
Less: Accumulated Depreciation	193,331
Net Property and Equipment	$ 30,565

Note 6 - NOTES RECEIVABLE

Notes receivable consisted of the following at January 31, 2017:

Due from Coastal California Blueberry Operations, LLC, bearing interest at 4.50%, payable in full by July 31, 2017.	$	200,000
Total	$	200,000

Note 7 - Other Accounts Receivable

Other accounts receivable consists of the remaining balance due from a settlement reached with a former registered representative in an arbitration the Company filed against the former representative for payment of an arbitration award and associated fees.

Note 8- INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to timing differences resulting from unrealized gain on securities owned, bad debt recognition, and book to tax depreciation differences. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either increase or decrease deductions and/or revenue when realized. Deferred tax assets and liabilities are reflected at the estimated income tax rate expected to be incurred when those events are realized.

Income tax expense for the year ended January 31, 2017 consisted of the following:

Tax at 35 Percent	$	3,946
State Taxes		558
Total Income Tax Expense	$	4,504

Note 8- INCOME TAXES (Cont'd)

Deferred income taxes consisted of the following at January 31, 2017:

	Current	Noncurrent
Deferred Tax Liabilities	1,000	21,345

Note 9 - DEFINED CONTRIBUTION PLAN

The Company sponsors a savings incentive match plan for employees (SIMPLE) covering substantially all of its employees. Contributions are determined by a Company matching contribution of 4% of participating employees' compensation. Company contributions to the plan totaled $105,025 for year ended January 31, 2017.

Note 10 - LEASE COMMITMENTS

The Company leases office space in Davenport, Iowa under a non-cancellable lease with a five-year term, expiring October 31, 2018 and in Downers Grove, Illinois under a one-year lease, expiring September 30, 2017. The rent expense related to these leases for the year ended January 31, 2017 was $201,044.

Minimum future rental payments under these leases as of January 31, 2017 are:

FYE Ending:	January 31, 2018	$110,302
	January 31, 2019	$ 39,664

In addition to the minimum lease payments, the Company is also liable for tenant common area maintenance costs, which are determined in each current year.

Note 11 - LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of January 31, 2017, there were no liabilities subordinated to claims of general creditors.

Note 12 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

As of January 31, 2017, the Company was operating under (k)(2)(i) exemption for mutual fund transactions and a (k)(2)(ii) for other than mutual fund transactions which had a minimum net capital requirement of $136,247 as of January 31, 2017.

At January 31, 2017, the Company had net capital as computed under Rule 15c3-1 of the Securities and Exchange Commission of $751,831 which was $615,584 in excess of its required net capital of $136,247. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.718 to 1.

Note 13 - CONTINGENCIES

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection, and payment of funds, as well as receipt and delivery of securities relative to customers' transactions. Off-balance-sheet-risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and see that customer transactions are executed properly by clearing the broker/dealer.

Note 14 - CONCENTRATIONS AND BUSINESS RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 15 - UNCERTAIN TAX POSITIONS

The Company adopted the income standard related to the recognition and measurement of uncertain tax positions. The adoption of this standard had no financial statement effect for the Company. The Company is no longer subject to Federal or State tax examinations for the years prior to 2013.

Note 16 - SUBSEQUENT EVENTS

Management evaluated events and transactions that occurred after the balance sheet date for potential disclosure through March 28, 2017, the date on which the financial statements were available to be issued.

Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA

HUCKFELDT & SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
Ausdal Financial Partners, Inc.
Davenport, Iowa

We have audited the accompanying financial statements of Ausdal Financial Partners, Inc. as of and for the year ended January 31, 2017, and have issued our report thereon dated March 28, 2017. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information is the responsibility of management and was derived from, and relates to, the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Huckfeldt & Smith, PLC

Huckfeldt & Smith, P.L.C.
March 28, 2017

Alpine Office Centre • 2435 Kimberly Road, Suite 290N • Bettendorf, IA 52722 • (563) 355-5330 FAX (563) 355-5272
Members: Iowa Society of CPAs • American Institute of CPAs • Private Company Practice Section of the AICPA

AUSDAL FINANCIAL PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
January 31, 2017

Total Stockholders' Equity from the Statement of Financial Condition		$ 1,509,759
Total Capital and Allowable Subordinated Liabilities		1,509,759
Deductions - Non-Allowable Assets		
Petty Cash	$ 212	
Security Not Readily Marketable, Net of Related Deferred Income Tax Liability	170,207	
Leasehold Improvements, Furniture and Equipment, Net of Accumulated Depreciation	30,565	
Unsecured Receivables	272,320	
Unsecured Demand Notes	200,000	
Income Tax Refunds Receivable	5,028	
Security Deposit	5,000	
Prepaid Expenses	61,639	
Cash on Deposit at CRD	6,778	751,749
Net Capital Before Haircuts on Securities Positions		758,010
Haircuts on Securities		
Trading and Investment Securities		952
Net Capital		$ 757,058
Aggregate Indebtedness		
Accounts Payable, Accrued Expenses and Other Liabilities		1,215,399
Commissions Payable		839,401
Total Aggregate Indebtedness		$ 2,054,800
Computation of Minimum Net Capital at 6 2/3% Aggregate Indebtedness		$ 136,987
Minimum Net Capital Requirement of Reporting Broker		$ 136,987
Excess Net Capital		$ 620,071
Net Capital less 10% of Total Aggregate Indebtedness		$ 551,578
Ratio of Aggregate Indebtedness to Net Capital		2.7142 to 1

Reconciliation with Company's Computation of Net Capital (Included in Part IIA of Form X-17A-5 as of January 31, 2017):

Net Capital as Reported by Company (Unaudited) FOCUS Report	$ 751,831
Adjustment to Accounts Receivable	(7,317)
Adjustment for Deferred Income Tax Related to Securities Not Readily Marketable	12,578
Adjustment to Other Receivables	(5,028)
Adjustments Affecting Net Income	4,994
Net Capital - January 31, 2017	$ 757,058